UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-40533

Dingdong (Cayman) Limited

Building 1, 56 Fanchang Road

Shanghai, 201201

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Dingdong (Cayman) Limited Announces Third Quarter 2024 Financial Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dingdong (Cayman) Limited

By:	/s/ Changlin Liang

Name:	Changlin Liang
Title:	Director and Chief Executive Officer

Date: November 7, 2024

Exhibit 99.1

Dingdong (Cayman) Limited Announces Third Quarter 2024 Financial Results

SHANGHAI, November 6, 2024 — Dingdong (Cayman) Limited (“Dingdong” or the “Company”) (NYSE: DDL), a leading fresh grocery e-commerce company in China, with advanced supply chain capabilities, today announced its unaudited financial results for the quarter ended September 30, 2024.

Third Quarter 2024 Highlights:

•

GMV for the third quarter of 2024 increased by 28.3% year over year to RMB7,267.0 million (US$1,035.5 million) from RMB5,665.4 million in the same quarter of 2023. All regions experienced positive year-over-year growth in scale for the third quarter of 2024. GMV for the third quarter of 2024 increased on a year-over-year basis for three straight quarters, also, reached new quarterly high.

•

Non-GAAP net income for the third quarter of 2024 increased by 942.0% year over year to RMB161.6 million (US$23.0 million), the eighth consecutive quarter of non-GAAP profitability, compared with non-GAAP net income of RMB15.5 million in the same quarter of 2023.

•

Net income for the third quarter of 2024 increased by 6,240.6% year over year to RMB133.4 million (US$19.0 million), compared with net income of RMB2.1 million in the same quarter of 2023. Both non-GAAP and GAAP net income this quarter made record highs in the Company’s history.

•	Net cash provided by operating activities for the third quarter of 2024 was RMB397.6 million (US$56.7 million), the fifth consecutive quarter of net operating cash inflow.

Mr. Changlin Liang, Founder and Chief Executive Officer of Dingdong, stated, “As of the third quarter of 2024, Dingdong has achieved non-GAAP profitability for the eighth consecutive quarter and GAAP profitability for the third consecutive quarter. Revenue also increased on a year-over-year basis for three straight quarters. Both GMV and net profit also reached new quarterly highs. For the outlook for fourth quarter and full year of 2024, we are increasing our full-year targets based on our current performance. We expect non-GAAP and GAAP net profit and the overall scale of our business to continue growing significantly on a year-over-year basis next quarter and for the year. We are confident in the rapid development potential of our business throughout the remainder of the year and going forward.”

Mr. Song Wang, Chief Financial Officer of Dingdong, stated, “In the third quarter of 2024, we generated revenue of RMB6.54 billion, a year-over-year increase of 27.2%. This significant growth also allowed us to achieve a new historic high in profitability with a non-GAAP net profit of RMB162 million, over nine times higher than the same period last year. Non-GAAP net profit margin was 2.5%, an increase of 2.2 percentage points from the same period last year. GAAP net profit was RMB133 million, an increase of RMB131 million year-over-year with net profit margin expanding 2.0 percentage points from the same period last year to 2%. Operating net cash inflow reached RMB400 million, an increase of RMB270 million compared to the same period last year. This marks the fifth consecutive quarter of net cash inflow from operating activities.”

Third Quarter 2024 Financial Results

Total revenues were RMB6,538.2 million (US$931.7 million) compared with total revenues of RMB5,139.7 million in the same quarter of 2023, increased by 27.2% year over year, primarily attributed to the accelerating increased numbers of transacting users and frequency of monthly purchases and expanding our station network in Jiangsu, Zhejiang, and Shanghai this year.

•	Product Revenues were RMB6,458.4 million (US$920.3 million) compared with product revenues of RMB5,082.5 million in the same quarter of 2023.

•

Service Revenues were RMB79.8 million (US$11.4 million) compared with service revenues of RMB57.2 million in the same quarter of 2023, primarily driven by the increase of customers subscribing to Dingdong's membership program.

Exhibit 99.1

Total operating costs and expenses were RMB6,438.5 million (US$917.5 million) compared with RMB5,163.7 million in the same quarter of 2023, with a detailed breakdown as below:

•

Cost of goods sold was RMB4,591.4 million (US$654.3 million), an increase of 28.3% from RMB3,577.5 million in the same quarter of 2023. Cost of goods sold as a percentage of revenues increased slightly to 70.2% from 69.6% in the same quarter of 2023.

•

Fulfillment expenses were RMB1,397.8 million (US$199.2 million), an increase of 17.1% from RMB1,193.4 million in the same quarter of 2023. Fulfillment expenses as a percentage of total revenues decreased to 21.4% from 23.2% in the same quarter of 2023. This was mainly due to the increased order volume that boosted operational efficiency. In addition, we optimized the layout of the regional processing centers in the second half of 2023, which will continue to improve their operation efficiency this year.

•

Sales and marketing expenses were RMB144.9 million (US$20.6 million), an increase of 39.1% from RMB104.2 million in the same quarter of 2023. Sales and marketing expenses as a percentage of total revenues increased to 2.2% from 2.0% in the same quarter of 2023, mainly due to the increased spending on sales and marketing activities to acquire new customers.

•	General and administrative expenses were RMB102.0 million (US$14.5 million), an increase of 14.2% from RMB89.3 million in the same quarter of 2023, mainly due to the increase of staff cost.

•

Product development expenses were RMB202.4 million (US$28.8 million), a slightly increase of 1.6% from RMB199.3 million in the same quarter of 2023. While advocating for energy and resource saving, we will continue to invest in our product development capabilities, agricultural technology, data algorithms, and other technology infrastructure, to further enhance our competitiveness.

Income from operations was RMB110.5 million (US$15.8 million), compared with operating loss of RMB8.6 million in the same quarter of 2023.

Non-GAAP income from operations, which is a non-GAAP measure for income from operations that excludes share-based compensation expenses, was RMB138.8 million (US$19.8 million), increased by 2,804.1% year over year, compared with non-GAAP income from operations of RMB4.8 million in the same quarter of 2023.

Net income was RMB133.4 million (US$19.0 million), increased by 6,240.6% year over year, compared with net income of RMB2.1 million in the same quarter of 2023. Net income margin was 2.04% compared with 0.04% in the same quarter of 2023.

Non-GAAP net income, which is a non-GAAP measure that excludes share-based compensation expenses, was RMB161.6 million (US$23.0 million), increased by 942.0% year over year, compared with non-GAAP net income of RMB15.5 million in the same quarter of 2023. In addition, non-GAAP net income margin, which is the Company’s non-GAAP net income as a percentage of total revenues, was 2.4% compared with 0.3% in the same quarter of 2023.

Basic and diluted net income per share was RMB0.40 (US$0.06), compared with net loss per share of RMB0.00 in the same quarter of 2023. Non-GAAP net income per share, basic and diluted, was RMB0.49 (US$0.07), compared with RMB0.04 in the same quarter of 2023.

Cash and cash equivalents, restricted cash and short-term investments were RMB4,296.9 million (US$612.3 million) as of September 30, 2024, compared with RMB4,157.6 million as of June 30, 2024. We have been working diligently to optimize our capital usage and financing structure. The total balance of cash and cash equivalents, restricted cash and short-term investments deducting the balance of short-term borrowings, is RMB2.64 billion, a net increase for the fifth consecutive quarter.

Guidance

Exhibit 99.1

The Company has raised its expectations for both net profit and scale compared to that in last quarter, and is anticipating considerable year-over-year growth for the fourth quarter and this year. The Company is looking to achieve both non-GAAP and GAAP profits in the fourth quarter and for the entire year of 2024.

Management change

As part of the Company’s ongoing efforts to optimize our organizational structure and enhance operational efficiency, the Company has re-evaluated certain executive roles. Ms. Hongli Gong, previously the CHRO, has been reassigned to other management positions in the Company. The responsibilities previously overseen by CHRO will be redistributed to other existing leadership team member to ensure seamless continuity in the Company’s human resources functions. This change reflects the Company’s commitment to agile and effective management, aligning the Company’s resources with strategic priorities to better serve the stakeholders.

On behalf of the Company and the Board, Mr. Changlin Liang, Chairman and CEO of Dingdong, expressed, "We would like to give our warmest and heartfelt thanks to Ms. Hongli Gong for her remarkable stewardship and contributions service as Chief Human Resources Officer. We wish her the best of success in her new roles within the Company."

Conference Call

The Company’s management will hold an earnings conference call at 7:00 A.M. Eastern Time on Wednesday, November 6, 2024 (8:00 P.M. Beijing Time on the same day) to discuss the financial results. The presentation and question and answer session will be presented in both Mandarin and English. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Conference ID:	6835527

The replay will be accessible through November 13, 2024 by dialing the following numbers:

International:	1-412-317-0088
United States:	1-877-344-7529
Access Code:	1452469

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.100.me.

About Dingdong (Cayman) Limited

We are a leading fresh grocery e-commerce company in mainland China, with sustainable long-term growth. We directly provide users and households with fresh groceries, prepared food, and other food products through delivering a convenient and excellent shopping experience supported by an extensive self-operated frontline fulfillment grid. Leveraging our deep insights into consumers' evolving needs and our strong food innovation capabilities, we have successfully launched a series of private label products spanning a variety of food categories. Many of our private label products are produced at our Dingdong production plants, allowing us to more efficiently produce and offer safe and high-quality food products. We aim to be the first choice for fresh and food shopping.

Exhibit 99.1

For more information, please visit: https://ir.100.me.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP net income, non-GAAP net income margin, non-GAAP net income attributable to ordinary shareholders and non-GAAP net income per share, basic and diluted, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges and do not correlate to any operating activity trends. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. The Company’s definition of non-GAAP financial measures may differ from those of industry peers and may not be comparable with their non-GAAP financial measures.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.0176 to US$1.00, the exchange rate on September 30, 2024 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, business outlook and quotations from management in this announcement, as well as Dingdong’s strategic and operational plans, contain forward-looking statements. Dingdong may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Dingdong’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dingdong’s goals and strategies; Dingdong’s future business development, financial conditions, and results of operations; the expected outlook of the fresh grocery ecommerce market in China; Dingdong’s expectations regarding demand for and market acceptance of its products and services; Dingdong’s expectations regarding its relationships with its users, clients, business partners, and other stakeholders; competition in Dingdong’s industry; and relevant government policies and regulations relating to Dingdong’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC.

Exhibit 99.1

All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Dingdong Fresh

ir@100.me

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,209,225	899,769	128,216
Restricted cash	480	4,673	666
Short-term investments	4,099,977	3,392,420	483,416
Accounts receivable, net	107,879	136,089	19,393
Inventories, net	471,872	593,436	84,564
Advance to suppliers	73,732	100,633	14,340
Prepayments and other current assets	187,486	136,345	19,429
Total current assets	6,150,651	5,263,365	750,024

Non-current assets:
Property and equipment, net	189,084	171,619	24,456
Operating lease right-of-use assets	1,262,134	1,323,093	188,539
Other non-current assets	96,687	115,109	16,403
Total non-current assets	1,547,905	1,609,821	229,398

TOTAL ASSETS	7,698,556	6,873,186	979,422

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	1,422,183	1,735,794	247,349
Customer advances and deferred revenue	240,280	269,109	38,348
Accrued expenses and other current liabilities	656,408	775,869	110,560
Salary and welfare payable	233,073	268,815	38,306
Operating lease liabilities, current	653,529	578,411	82,423
Short-term borrowings	3,300,214	1,656,477	236,046
Total current liabilities	6,505,687	5,284,475	753,032

Non-current liabilities:
Operating lease liabilities, non-current	568,039	701,812	100,007
Other non-current liabilities	126,206	135,612	19,325
Total non-current liabilities	694,245	837,424	119,332

Exhibit 99.1

TOTAL LIABILITIES	7,199,932	6,121,899	872,364

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$
		(Unaudited)
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (CONTINUED)
Mezzanine Equity:
Redeemable noncontrolling interests	116,090	122,994	17,527

TOTAL MEZZANINE EQUITY	116,090	122,994	17,527

Shareholders' equity:
Ordinary shares	4	4	1
Additional paid-in capital	14,061,992	14,155,411	2,017,130
Treasury stock	(20,666)	(51,176)	(7,293)
Accumulated deficit	(13,679,965)	(13,474,064)	(1,920,039)
Accumulated other comprehensive income/(loss)	21,169	(1,882)	(268)

TOTAL SHAREHOLDERS' EQUITY	382,534	628,293	89,531

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	7,698,556	6,873,186	979,422

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended September 30,
	2023	2024	2024
	RMB	RMB	US$
	(Unaudited)
Revenues:
Product revenues	5,082,513	6,458,447	920,321
Service revenues	57,168	79,788	11,370

Total revenues	5,139,681	6,538,235	931,691

Operating costs and expenses:
Cost of goods sold	(3,577,451)	(4,591,429)	(654,273)
Fulfillment expenses	(1,193,391)	(1,397,785)	(199,183)
Sales and marketing expenses	(104,176)	(144,868)	(20,644)
Product development expenses	(199,313)	(202,412)	(28,843)
General and administrative expenses	(89,337)	(101,988)	(14,533)

Total operating costs and expenses	(5,163,668)	(6,438,482)	(917,476)

Other operating income, net	15,359	10,796	1,538
(Loss) /income from operations	(8,628)	110,549	15,753
Interest income	40,103	38,446	5,479
Interest expenses	(24,412)	(9,650)	(1,375)
Other loss, net	(1,463)	(2,865)	(408)

Income before income tax	5,600	136,480	19,449

Income tax expenses	(3,496)	(3,074)	(438)

Net income	2,104	133,406	19,011

Accretion of redeemable noncontrolling interests	(2,187)	(2,363)	(337)

Net (loss) /income attributable to ordinary shareholders	(83)	131,043	18,674

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended September 30,
	2023	2024	2024
	RMB	RMB	US$
	(Unaudited)
Net (loss) /income per Class A and Class B ordinary share:
Basic and diluted	(0.00)	0.40	0.06
Shares used in net (loss) /income per Class A and Class B ordinary share computation:
Basic	325,139,721	324,194,950	324,194,950
Diluted	325,139,721	330,928,010	330,928,010
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	(12,481)	(36,009)	(5,131)

Comprehensive (loss) /income	(10,377)	97,397	13,880

Accretion of redeemable noncontrolling interests	(2,187)	(2,363)	(337)

Comprehensive (loss) /income attributable to ordinary shareholders	(12,564)	95,034	13,543

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,
	2023	2024	2024
	RMB	RMB	US$
	(Unaudited)

Net cash generated from operating activities	130,111	397,639	56,663

Net cash used in investing activities	(380,246)	(352,490)	(50,229)

Net cash generated from/ (used in) financing activities	18,448	(200,107)	(28,515)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(785)	(2,267)	(323)
Net decrease in cash and cash equivalents and restricted cash	(232,472)	(157,225)	(22,404)

Cash and cash equivalents and restricted cash at the beginning of the period	1,530,180	1,061,667	151,286
Cash and cash equivalents and restricted cash at the end of the period	1,297,708	904,442	128,882

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended September 30,
	2023	2024	2024
	RMB	RMB	US$
	(Unaudited)
(Loss) /income from operations	(8,628)	110,549	15,753
Add: share-based compensation expenses (1)	13,406	28,210	4,020

Non-GAAP income from operations	4,778	138,759	19,773

Operating margin	(0.2% )	1.6%	1.6%
Add: share-based compensation expenses	0.3%	0.5%	0.5%
Non-GAAP operating margin	0.1%	2.1%	2.1%

Net income	2,104	133,406	19,011
Add: share-based compensation expenses (1)	13,406	28,210	4,020

Non-GAAP net income	15,510	161,616	23,031

Net income margin	0.0%	2.0%	2.0%
Add: share-based compensation expenses	0.3%	0.5%	0.5%
Non-GAAP net income margin	0.3%	2.5%	2.5%

Net (loss) /income attributable to ordinary shareholders	(83)	131,043	18,674

Add: share-based compensation expenses (1)	13,406	28,210	4,020

Non-GAAP net income attributable to ordinary shareholders	13,323	159,253	22,694

Net (loss) /income per Class A and Class B ordinary share:
Basic and diluted	(0.00)	0.40	0.06
Add: share-based compensation expenses	0.04	0.09	0.01
Non-GAAP net income per Class A and Class B ordinary share:

Basic and diluted	0.04	0.49	0.07

(1) Share-based compensation expenses are recognized as follows:

For the three months ended September 30,
2023	2024	2024
RMB	RMB	US$
(Unaudited)

Exhibit 99.1

Fulfillment expenses	5,335	4,707	671
Sales and marketing expenses	332	1,057	151
Product development expenses	6,881	13,288	1,893
General and administrative expenses	858	9,158	1,305

Total	13,406	28,210	4,020